Exhibit 99.1

FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

FREESEAS INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are expressed in thousands of United States dollars)

	June 30, 2014	December 31,
	(Unaudited)	2013
		(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$255	$7,581
Trade receivables, net of provision of $2,181 and $2,227 at June 30, 2014 and December 31, 2013, respectively	1,637	1,318
Insurance claims (Note 10)	970	186
Due from related party (Note 4)	1,465	1,167
Inventories	636	32
Deferred charges – current portion	21	1,210
Prepayments and other	1,120	839
Vessel held for sale	-	3,465
Total current assets	6,104	15,798

Vessels, net (Note 5)	69,261	71,834
Total non-current assets	69,261	71,834

Total Assets	$75,365	$87,632

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$9,374	$9,906
Convertible notes, net (Note 8)	-	115
Accrued liabilities	5,191	4,931
Derivative financial instruments – current portion (Note 7)	-	200
Bank loans - current portion (Note 9)	23,237	59,687
Total current liabilities	37,802	74,839

Commitments and Contingencies

SHAREHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized,	-	-
Series B Convertible Preferred Stock, $0.001 par value, 15,000 shares designated, no shares issued and outstanding at June 30, 2014 and December 31, 2013	-	-
Series C Convertible Preferred Stock, $0.001 par value, 85,000 shares designated, 0 and 56,000 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	-	-
Series D Convertible Preferred Stock, $0.001 par value, 250,000 shares designated, 138,960 and none issued and outstanding at June 30, 2014 and December 31, 2013, respectively (Notes 11 & 14)	-	-
Common stock, $0.001 par value; 250,000,000 shares authorized, 35,862,182 and 22,753,868 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively (Notes 12 & 14)	36	23
Additional paid-in capital	209,194	185,009
Accumulated deficit	(171,667)	(172,239)
Total shareholders' equity	37,563	12,793
Total Liabilities and Shareholders' Equity	$75,365	$87,632

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	For the Six Months Ended June 30, 2014	For the Six Months Ended June 30, 2013
OPERATING REVENUES	$2,240	$2,693

OPERATING EXPENSES:
Voyage expenses	(445)	(890)
Commissions	(133)	(295)
Vessel operating expenses	(10,698)	(6,432)
Depreciation expense (Note 5)	(2,573)	(2,840)
Amortization of deferred charges	-	(79)
Management and other fees to a related party (Note 4)	(841)	(1,107)
General and administrative expenses	(1,758)	(2,102)
Provision and write-offs of insurance claims and bad debts	54	-
Disposal of vessel	(33)	-
Vessel impairment loss (Note 6)	-	(3,477)

Loss from operations	(14,187)	(14,529)

OTHER INCOME (EXPENSE):
Interest and finance costs	(1,231)	(1,559)
Loss on derivative instruments (Note 7)	(19)	(32)
Gain on settlement of payable	-	1,102
Loss on settlement of liability through stock issuance (Note 14)	-	(1,958)
Gain on debt extinguishment (Note 9)	16,057	-
Other expense	(50)	(78)
Other expense	14,757	(2,525)

Net income/(loss)	$570	$(17,054)

Basic earnings/(loss) per share	$0.02	$(17.15)
Diluted earnings /(loss) per share	$0.02	$(17.15)
Basic weighted average number of shares	27,215,915	994,295
Diluted weighted average number of shares	29,331,860	994,295

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

FREESEAS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in tables in thousands of United States dollars)

	For the	For the
	Six	Six
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2014	2013
Cash Flows from Operating Activities:
Net income/( loss)	$570	$(17,054)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation expense (Note 5)	2,573	2,840
Amortization of debt discount (Note 8)	14	99
Amortization of deferred financing fees	1,189	505
Amortization of deferred dry-docking and special survey costs	-	79
Stock compensation cost (Notes 13)	-	495
Gain on settlement of payable	-	(1,102)
Gain on debt extinguishment	(15,000)	-
Common stock issued for services (Note 14)	-	11,208
Loss on settlement of liability through stock issuance (Note 14)	-	1,958
Change in fair value of derivatives (Note 7)	(200)	(127)
Vessel impairment loss (Note 6)	-	3,477
Changes in operating assets and liabilities:
-Trade receivables	(318)	870
-Insurance claims	(784)	20
-Due from related party	(298)	191
-Inventories	(604)	3
-Prepayments and other	(281)	(1,864)
-Accounts payable	(532)	(2,209)
-Accrued liabilities	260	313
-Due to related party	-	(94)
-Unearned revenue	-	(204)
-Dry-docking and special survey costs paid	-	583
Net Cash used in Operating Activities	(13,411)	(1,179)

Cash flows from Investing Activities:
Proceeds from sale of vessel, net	3,465	-
Cash flows provided by Investing Activities	3,465	-

Cash flows from Financing Activities:
Payments of bank loans	(21,450)	(223)
Proceeds from convertible notes (Note 8)	-	361
Proceeds from sale of common stock (Note 14)	-	1,041
Issuance of convertible preferred stock for cash, net of fees of $930	24,070	-
Net Cash provided by Financing Activities	2,620	1,179

Net change in cash and cash equivalents	$(7,326)	$-
Cash and cash equivalents, beginning of period	7,581	29

Cash and cash equivalents, end of period	$255	$29

Supplemental Cash Flow Information:
Cash paid for interest	$115	$316

Cash paid for income taxes	$-	$-
Non-Cash Investing and Financing Activities:

Shares issued to settle fees owed to the Manager	$-	$271
Accrued interest converted into common stock (Notes 8 and 14)	$5	$-
Notes converted to common Stock (Notes 8 and 14)	$129	$-

Series C Preferred Stock converted into common stock	$2	$-
Series D Preferred Stock converted into common stock	$10	$-

Common stock issued for debt extinguishment	$-	$94
Debt discount related to convertible note	$-	$231

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective December 2, 2013, the Company effectuated a five-to-one reverse stock split on its issued and outstanding common stock (Note 12). All share and per share amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

During the six months ended June 30, 2014, the Company owned and operated five Handysize dry bulk carriers and one Handymax dry bulk carrier. As of June 30, 2014, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	02/18/14	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, (“U.S. GAAP”), for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

F-5

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the six months ended June 30, 2014 and 2013 the following charterers individually accounted for more than 10% of the Company’s voyage revenues:

Charterer	For the six months ended June 30, 2014	For the six months ended June 30, 2013
A	32.93%	26.17%
B	21.92%	13.03%
C	less than 10%	less than 10%

2. Significant Accounting policies:

Described below are the accounting standards that were adopted in the six months of 2014. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2014 (the "Consolidated Financial Statements for the year ended December 31, 2013").

Recent Accounting Standards Updates:

Accounting for Special Survey and Dry-docking Costs: Effective as of January 1, 2014, the Company changed the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. The Company now follows the direct expense method of accounting for special survey and dry-docking costs whereby costs are expensed in the period incurred for the vessels.

F-6

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

The Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified “Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of the new guidance for fair value measurements had no effect on the Company’s accompanying unaudited interim condensed consolidated financial statements.

3.	Going Concern

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over four years, and the resulting material adverse impact on the Company’s results from operations, the accompanying unaudited interim condensed consolidated financial statements for the six months ended June 30, 2014, have been prepared on a going concern basis. The Company currently has cash and cash equivalents of $255 and based on its cash flow projections for the remaining of 2014, the Company will not be able to make debt repayments scheduled as of June 30, 2014, interest payments as well as cover operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date.

The Company has incurred net income of $570 and net loss of $17,054 during the six months ended June 30, 2014, and 2013, respectively. As of June 30, 2014 and December 31, 2013, the Company had working capital deficits of approximately, $31,698 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In June 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $12,381constituting repayment installments and accrued interest due on June 16, 2014. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014.On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released. Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (see Note 14 below), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter , M/V Free Hero and M/V Free Goddess ) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

F-7

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

If the Company is not able to raise the capital necessary to complete the agreement reached with the NBG or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG (Note 9) acceleration of such debt by its lender could result. Accordingly, as of June 30, 2014, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (Note 14), disposition of certain vessels in its current fleet (Note 5) and additional reductions in operating and other costs.

The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2014, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. In this respect, the Company paid the Manager $36 relating to the sale of the M/V Free Knight (Note 5) during the six months ended June 30, 2014. During the six months ended June 30, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $26 and $57 for the six months ended June 30, 2014 and 2013, respectively, included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations.

F-8

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of June 30, 2014 would be approximately $84,834.

Fees and expenses charged by the Manager are included in the accompanying unaudited interim condensed consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses” and “Operating expenses”. The total amounts charged for the six months ended June 30, 2014 and 2013 amounted to $1,895 ($841 of management fees, $831 of services fees, $220 of superintendent fees and $3 for other expenses) and $2,283 ($1,107 of management fees, $1,122 of services fees, $46 of superintendent fees and $8 for other expenses), respectively. The “Management and other fees to a related party” and the “General and administrative expenses” for the six months ended June 30, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 67,754 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company.

The balance due from the Manager as of June 30, 2014 and December 31, 2013 was $1,465 and $1,167, respectively. The amount paid to the Manager for office space during the six months ended June 30, 2014 and 2013 was $84 and $110, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

National Bank of Greece (NBG)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Party

The Company, through the Manager uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the six months ended June 30, 2014 and 2013, such ship-brokering firm charged the Company commissions of nil and $6, respectively, which are included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations. In addition, there was no balance due to the ship-brokering firm as of June 30, 2014 and December 31, 2013.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2013	$105,008	$(33,174)	$71,834
Depreciation	-	(2,573)	(2,573)
Disposal of vessel	(12,205)	12,205	-
June 30, 2014	$92,803	$(23,542)	$69,261

F-9

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Vessel disposed/sold during the six months ended June 30, 2014.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. The Company recognized an impairment charge of $24 million in the consolidated statement of operations for the year ended December 31, 2013.

Vessels disposed during the six months ended June 30, 2013.

During the six months ended June 30, 2013, there were no vessel disposals.

As of June 30, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of June 30, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,562. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $18,536 (using the most recent five year historical average rates) and $28,413 (using the most recent three year or one year historical average rates).

6.	Vessels held for sale

No vessels were classified as assets held for sale during the six months ended June 30, 2014.

As of December 31, 2013 the Company (i) classified the M/V Free Knight as “held for sale”, which was sold on February 18, 2014 for a gross sale price of $3.6 million and (ii) reclassified the M/V Free Hero , M/V Free Jupiter , M/V Free Impala and M/V Free Neptune as ‘‘held and used’’.

Vessels classified as assets held for sale during the six months ended June 30, 2013.

The Company according to the provisions of ASC 360, classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the six months ended June 30, 2013 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met. As of June 30, 2013, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $3,477 in the accompanying unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2013, of which $935 related to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her fair value exceeded her carrying value.

7.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the six months ended June 30, 2013 resulted in unrealized gains of $127. The settlements on the interest rate swaps for the six months ended June 30, 2013 resulted in realized losses of $158. The total of the change in fair value and settlements for the six months ended June 30, 2014 and 2013 aggregate to losses of $19 and $32, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations.

F-10

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Fair Value of Derivative Instruments

		Derivative Liability
		June 30, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value

	Derivatives not designated as hedging instruments
Interest rate swaps	Derivative financial instruments - current portion	$—	$200

	Derivative financial instruments - net of current portion	—	—

	Total derivatives	$—	$200

The Effect of Derivative Instruments on the Statement of Operations for the Six Months Ended June 30, 2014, and 2013

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Loss Recognized on Derivative Location	2014	2013
Interest rate swaps	Loss on derivative instruments	$(19)	$(32)

Total		$(19)	$(32)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

—	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

—	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

—	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

F-11

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	June 30, 2014	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$—	$—	$—	$—
Total	$—	$—	$—	$—

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2013	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$200	$-	$200	$-

Total	$200	$-	$200	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	June 30,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2014	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$-	$-	$-	$-

Total	$-	$-	$-	$-

F-12

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Non -Recurring measurements:	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$3,465	$-	$3,465	$-

Total	$3,465	$-	$3,465	$-

As of December 31, 2013 the Company (i) classified the M/V Free Knight as “held for sale”, and (ii) reclassified the M/V Free Hero , M/V Free Jupiter , M/V Free Impala and M/V Free Neptune as ‘‘held and used’’.

On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3.6 million and the vessel was delivered to her new owners. As of June 30, 2014 all the Company’s vessels were classified as “held and used”.

8.	Convertible Notes Payable

In January, April, May and July 2013, the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) to four 8% interest bearing convertible notes for $489 due in nine months (“The 8% Convertible Notes”). One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate. In connection with these notes, the Company recorded a $263 discount on debt, related to the beneficial conversion feature of the notes to be amortized over the life of the notes or until the notes were converted or repaid. On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of the $153.5 convertible promissory note dated January 31, 2013. On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013. On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest. On February 6, 2014, the Company issued 67,476 shares of common stock to Asher upon conversion of $75 principal of a convertible promissory note dated July 29, 2013 plus accrued interest. On February 7, 2014, the Company issued 53,700 shares of common stock to Asher upon conversion of the remaining principal of $53.5 convertible promissory note dated July 29, 2013 plus accrued interest. As of June 30, 2014, 100% of the balance of the convertible notes has been converted into common shares.

9.	Bank Loan - current portion

Following the term sheet on January 30, 2014, the Company and certain of its subsidiaries entered into with Credit Suisse, on May 28, 2014, the Company agreed with Credit Suisse to pay approximately $22,636 from the offering proceeds (Note 14) to eliminate all of its debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries.

On May 30, 2014, the Company paid the amount of $22,636 to Credit Suisse, as per the agreement above and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to its vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

F-13

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

As of June 30, 2014, the Company’s bank debt is as follows:

	NBG	Credit Suisse	Total
December 31, 2013	$23,237	$36,450	$59,687
Additions	$-	$-	$-
Payments	$-	$(21,450)	$(21,450)
Debt forgiveness	$-	$(15,000)	$(15,000)
June 30, 2014	$23,237	$-	$23,237

The Company’s credit facility bears interest at LIBOR plus a margin of 4%, and is secured by mortgages on the financed vessels (M/V Free Impala and M/V Free Neptune) and assignments of vessels’ earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balance. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2014 and 2013 was 3.3% and 2.4%, respectively. Interest expense incurred amounted to $981 and $1,017 for the six months ended June 30, 2014 and 2013, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In June 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $12,381 constituting repayment installments and accrued interest due on June 16, 2014. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

Loan Covenants

As of December 31, 2013 and June 30, 2014, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $23,237 as current at June 30, 2014.

NBG (fka FBB) loan agreement:

•Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

F-14

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

•Ratio of EBITDA to net interest expense shall not be less than 3; and

•Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

10.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of June 30, 2014:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$23,237	$23,237	$-	$-	$-	$-	$-

Interest on variable-rate debt	755	755	-	-	-	-	-

Services fees to the Manager	6,957	1,635	1,635	1,635	1,635	417	-

Management fees to the Manager	15,577	1,366	1,366	1,366	1,366	1,366	8,747

Total obligations	$46,526	$26,993	$3,001	$3,001	$3,001	$1,783	$8,747

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands).

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

F-15

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by Insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims.  At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by Insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found the Company will explore its strategic alternatives with respect to this vessel.

The M/V Free Neptune, during the course of her time charter trip, was arrested by a third party for a bunkers supply contracted by former charterers of the vessel that are apparently insolvent. The claim is treated as unmeritorious by the Company and appropriate legal and commercial steps are being taken to release the vessel and seek damages. In addition, another third party arrested the vessel as security for the protection of their rights for bunkers supplied, which the Company is treating in conjunction with the other claim. The totality of the claims amount to $832.

The outstanding balance of the Company’s claims as of June 30, 2014 stands at $970 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

11.	Earnings/(Loss) per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective December 2, 2013. The Company entered on November 3, 2013 into a securities purchase agreement, with Crede, for an aggregate investment of $10,000 through the private placement of Series B and C Convertible Preferred Stock and Series A and Series B Warrants subject to certain terms and conditions (Note 14).  On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share (Note 14).

The computation of the dilutive common shares outstanding does not include 5,000,000 Series A Warrants and 2,500,000 Series B Warrants, as the average stock price during the six months ended June 30, 2014 was less than their exercise price, thus resulting in an antidilutive effect. Nevertheless, the computation of the dilutive common shares outstanding does include 46,000,000 Series C Warrants, as the average market price during the six months ended June 30, 2014 was greater than their exercise price, thus resulting in an incremental number of shares. The potential proceeds to the Company of the 5,000,000 Series A, 2,500,000 Series B and 46,000,000 Series C exercisable Warrants as of June 30, 2014 amounts to $84,820.

The components of the denominator for the calculation of basic earnings/(loss) per share and diluted earnings/(loss) per share for the six months ended June 30, 2014 and 2013, respectively, are as follows:

F-16

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

	For the six months Ended	For the six months Ended
	June 30, 2014	June 30, 2013
Numerator:
Net income/(loss) — basic and diluted	$570	$(17,054)

Basic earnings/(loss) per share denominator:
Weighted average common shares outstanding	27,215,915	994,295
Diluted earnings/(loss) per share denominator:
Weighted average common shares outstanding	29,331,860	994,295

Dilutive common shares:
Options	—	—
Series C warrants	2,115,945	—
Restricted shares	—	—

Dilutive effect	2,115,945	—

Weighted average common shares — diluted	29,331,860	994,295

Basic earnings/(loss) per common share	$0.02	$(17.15)
Diluted earnings/(loss) per common share	$0.02	$(17.15)

12.	Reverse stock split

Effective February 14, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 10. The reverse stock split consolidated 10 shares of common stock into one share of common stock at a par value of $0.001 per share. Effective December 2, 2013, the Company effectuated a reverse stock split at a ratio of 1 for 5. The reverse stock split consolidated five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares reduced at that time from 94,324,530 to 18,864,906 subject to adjustment for fractional shares. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

13.	Stock Incentive Plan

On December 31, 2009, the Company’s Board of Directors awarded 5,100 restricted shares, as adjusted to reflect the reverse stock split effective December 2, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 1,000 were vested on December 31, 2013. For the six months ended June 30, 2014, all the stock based compensation expense in relation to the restricted shares has been recognized. On July 31, 2014, the Company’s board of directors (the “Board”) approved the FreeSeas Inc. 2014 Equity Incentive Plan (the “2014 Plan”). Under the terms of the 2014 Plan, the Company may issue (1) stock options (incentive and nonstatutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, or RSUs, (5) other stock-based awards, and (6) cash-based awards. The 2014 Plan provides for the issuance of up to 5,000,000 shares of common stock.  The Board determines the exercise price, vesting and expiration period of the grants under the 2014 Plan. However, the exercise price of an incentive stock option may not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more shareholder and 100% of fair value for a grantee who is not a 10% shareholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board in good faith. Additionally, the vesting period of the grants under the 2014 Plan may not be more than five years and expiration period not more than ten years. The Company reserved 5,000,000 shares of its common stock for future issuance under the terms of the 2014 Plan.

F-17

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

14.	Shareholders’ Equity

On January 15, 2013, the Company issued 27,500 shares of our common stock (the “Settlement Shares”) to Hanover in connection with a stipulation of settlement (the “First Settlement Agreement”) of an outstanding litigation claim. The First Settlement Agreement provided that the Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the First Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The First Settlement Agreement further provided that if, at any time and from time to time during the True-Up Period, Hanover reasonably believed that the total number of Settlement Shares previously issued to Hanover were less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the First Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the First Settlement Agreement).

On January 18, 2013, the Company delivered an additional 8,000 shares to Hanover and on January 29, 2013, delivered an additional 1,657 shares to Hanover. At the end of the True-Up Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company would issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares were less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

On January 31, 2013, an amendment to the First Settlement Agreement reduced the True-Up Period from 35 trading days following the date the Initial Settlement Shares were issued to four trading days following the date the Initial Settlement Shares were issued. As a result, the True-Up Period expired on January 22, 2013. Accordingly, the total number of shares of Common Stock issuable to Hanover pursuant to the First Settlement Agreement, as amended, was 37,157, which number is equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the four-trading day period following the date of issuance of the Initial Settlement Shares, rounded up to the nearest whole share. All of such 37,157 shares of Common Stock had been issued to Hanover prior to the amendment of the First Settlement Agreement. Accordingly, no further shares of Common Stock are issuable to Hanover pursuant to the First Settlement Agreement, as amended, and Hanover is not required to return any shares of Common Stock to the Company for cancellation pursuant thereto.

The First Settlement Agreement provided that in no event should the number of shares of Common Stock issued to Hanover or its designee in connection with the First Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange, and the rules and regulations thereunder, result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

On January 24, 2013, the Company entered into an Investment Agreement with Granite (the “Granite Agreement”), pursuant to which, for a 36-month period, the Company had the right to sell up to 79,159 shares of its common stock to Granite. The Granite Agreement entitled the Company to sell and obligated Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 79,159 shares of the Company’s common stock, subject to conditions the Company must had satisfied as set forth in the Granite Agreement. For each share of common stock purchased under the Granite Agreement, Granite would pay 98% of the lowest daily volume weighted average price during the pricing period, which was the five consecutive trading days commencing on the day the Company delivered a put notice to Granite. Each such put could be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, should the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time.

F-18

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On February 13, 2013, the Company issued 37,000 shares of our common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares would be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement should be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provided that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believed that the total number of Second Settlement Shares previously issued to Hanover were less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company would upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 18,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 18,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 20,000 additional Second Settlement Shares. At the end of the Second True-Up Period, on March 6, 2013, the Company issued and delivered 6,351 additional Second Settlement Shares to Hanover.

On February 15, 2013, the Company entered into a termination agreement of the Standby Equity Distribution Agreement, or SEDA with YA Global. As a result, the outstanding fees of $10 owed to YA Global under the SEDA were written off.

On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to The NASDAQ Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the NASDAQ appeal hearing.

On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 128,328 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 8,382 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On March 14, 2013, the Company issued to YA Global 14,038 shares of its common stock for final settlement of $63 of outstanding principal of Note and accrued unpaid interest due.

On April 4, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

As of April 2, 2013, the Company has sold all the 79,159 shares of its common stock to Granite under the Granite Agreement for aggregate proceeds of $458.

F-19

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On April 17, 2013, the Company issued 112,000 shares of our common stock (the “Fourth Settlement Shares”) to Hanover in connection with a fourth stipulation of settlement (the “Fourth Settlement Agreement”) of an outstanding litigation claim. The Fourth Settlement Agreement provided that the Fourth Settlement Shares would be subject to adjustment on the

36th trading day following the date on which the Fourth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement should be equal to the quotient obtained by dividing (i) $1,792,416.92 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Fourth Settlement Shares (the “Fourth True-Up Period”), rounded up to the nearest whole share (the “Fourth VWAP Shares”). The Fourth Settlement Agreement further provided that if, at any time and from time to time during the Fourth True-Up Period, Hanover reasonably believed that the total number of Fourth Settlement Shares previously issued to Hanover were less than the total number of Fourth VWAP Shares to be issued to Hanover or its designee in connection with the Fourth Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fourth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company should upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Fourth Settlement Shares” for purposes of the Fourth Settlement Agreement). On April 22, 2013, the Company issued and delivered to Hanover 60,000 additional Settlement Shares, on April 29, 2013, the Company issued and delivered to Hanover another 65,000 additional Settlement Shares, on May 6, 2013, the Company issued and delivered to Hanover another 67,000 additional Settlement Shares, on May 10, 2013, the Company issued and delivered to Hanover another 70,000 additional Settlement Shares, on May 16, 2013 the Company issued and delivered to Hanover another 150,000 additional Settlement Shares and on May 22, 2013, the Company issued and delivered to Hanover another 40,000 additional Settlement Shares. At the end of the Fourth True-Up Period, on May 24, 2013, the Company issued and delivered 119 additional Settlement Shares to Hanover.

On May 22, 2013, the Company entered into a debt settlement agreement with Navar pursuant to which the Company issued Navar 27,385 shares of common stock in exchange for the extinguishment of $94 of outstanding debt related to shipbrokerage services provided to the Company by Navar.

On May 29, 2013, the Company entered into an Investment Agreement with Dutchess (the “Dutchess Agreement”), a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period, the Company has the right to sell up to 460,933 shares of its common stock, which equaled approximately 28.6% of its 1,611,656 shares outstanding as of May 29, 2013. As of December 20, 2013, the Company has sold 458,344 shares of its common stock to Dutchess under the Dutchess Agreement for aggregate gross proceeds of $485.

On June 17, 2013, we received a letter from NASDAQ , notifying us that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5450(a)(1). We had 180 calendar days, or until December 16, 2013, to regain compliance with Rule 5450(a)(1) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock should be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification had no effect at that time on the listing of the Company's common stock on The NASDAQ Capital Market.

On June 26, 2013, the Company issued 178,000 shares of our common stock (the “Fifth Settlement Shares”) to Hanover in connection with a fifth stipulation of settlement (the “Fifth Settlement Agreement”) of an outstanding litigation claim. The Fifth Settlement Agreement provided that the Fifth Settlement Shares should be subject to adjustment on the 121st trading day following the date on which the Fifth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement shall be equal to the quotient obtained by dividing (i) $5,331,011.90 by (ii) 75% of the VWAP of the Common Stock over the 120 consecutive trading day period following the date of issuance of the Fifth Settlement Shares (the “Fifth True-Up Period”), rounded up to the nearest whole share (the “Fifth VWAP Shares”). The Fifth Settlement Agreement further provided that if, at any time and from time to time during the Fifth True-Up Period, Hanover reasonably believed that the total number of Fifth Settlement Shares previously issued to Hanover were less than the total number of Fifth VWAP Shares to be issued to Hanover or its designee in connection with the Fifth Settlement Agreement, Hanover could, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fifth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company should upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Fifth Settlement Shares” for purposes of the Fifth Settlement Agreement). Between July 2, 2013 and September 9, 2013, the Company issued and delivered to Hanover an aggregate of 5,501,600 additional Settlement Shares.

F-20

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

At the end of the Fifth True-Up Period, on September 10, 2013, the Company issued and delivered 426,943 additional Settlement Shares to Hanover.

For the year ended December 31, 2013, as a result of the issuance of an aggregate of 7,159,749 shares of common stock to Hanover in connection with five settlement agreements of a total outstanding litigation claim of $9,434 (described above), the Company recognized a loss of $3,914.

On July 10, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 493,911 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions. As well, the Company recognized for the year ended December 31, 2013 the amount of $1,030 as compensation cost.

On August 2, 2013, the Company issued 232,948 shares of common stock to Asher upon conversion of $153.5 convertible promissory note dated January 31, 2013.

On August 16, 2013, the Company issued 100,000 shares of common stock to its legal counsel in exchange for the extinguishment of $105 of outstanding debt related to services provided to the Company.

On September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 1,197,034 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.  As well, the Company recognized for the year ended December 31, 2013 the amount of $2,753 as compensation cost, which is included in “Other income/ (expense)” in the consolidated statements of operations.

On October 1, 2013 the Company, in partial consideration for Hanover’s cancellation of certain covenants of the Settlement Agreement, issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. Said registration was filed and effective on January 28, 2014. As a result of the issuance of common stock, the Company recognized for the year ended December 31, 2013 a loss of $1,180, which is included in “Other income/ (expense)” in the consolidated statements of operations for the year ended December 31, 2013.

On September 26, 2013, Crede and the Company entered into an Exchange Agreement, in order to settle the complaint filed against the Company by Crede seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended. The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement would equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as could be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Crede Settlement Shares”). 1,011,944 of the Crede Settlement Shares were issued and delivered to Crede on October 10, 2013 and an aggregate of 6,151,708 Crede Settlement Shares were issued and delivered to Crede between October 11, 2013 and November 7, 2013.

F-21

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The Exchange Agreement further provided that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Crede Settlement Shares (as defined below) previously issued to Crede were less than the total number of Crede Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede could, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company should upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares should be considered “Crede Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Crede Settlement Shares required to be issued exceeds the number of Crede Settlement Shares previously issued to Crede, then the Company should issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede, and (ii) if the total number of Crede Settlement Shares required to be issued were less than the number of Crede Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede. Crede could sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank and Deutsche Bank, upon receipt of the funds, in accordance with the Settlement Agreement, has forgiven the remaining outstanding indebtedness and overdue interest owed by the Company of approximately $19,500 in total as well as released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Maverick and the M/V Free Knight.

The Calculation Period expired on December 24, 2013. Accordingly, the total number of shares of Common Stock issuable to Crede pursuant to the Exchange Agreement was 8,741,761. Accordingly, 1,578,110 additional Crede Settlement Shares were owed to Crede, and on December 27, 2013, the Company issued and delivered to Crede 1,578,110 Crede Settlement Shares.

On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013.

On October 14, 2013, the Company issued 991,658 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February - September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 34,326 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10,000 into the company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions.

At the first closing (the “Initial Closing”), which occurred on November 5, 2013, for $1,500, the Company sold to Crede 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock was convertible into shares of Common Stock at $2.00 per share.

The Series A Warrants are initially exercisable for 5,000,000 shares of our Common Stock at an initial exercise price of $2.60 per share and will have a 5-year term. The Series B Warrants are initially exercisable for 2,500,000 shares of our Common Stock at an initial exercise price of $2.60 per share and will expire on the one year anniversary of the Initial Closing.

At the second closing, which occurred on December 30, 2013, the Company sold to Crede 85,000 shares of our Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8,500. The Series C Preferred Stock was convertible into our Common Stock at the same price at which the Series B Preferred Stock is convertible.

F-22

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Crede may exercise the Warrants by paying cash or electing to receive a cash payment from us equal to the Black Scholes value of the number of shares Crede elects to exercise. We may elect to treat such request for a cash payment as a cashless exercise of the Warrants so long as (i) we are in compliance in all material respects with our obligations under the transaction documents, (ii) the Registration Statement is effective and (iii) our Common Stock is listed or designated for quotation on an eligible market. In the event that our Common Stock trades at or above $3.25 for a period of 20 consecutive trading days, the average daily dollar volume of our Common Stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, we may, at our election, require Crede to exercise the Warrants for cash.

The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of our Common Stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection.

The Preferred Stock will not accrue dividends, except to the extent dividends are paid on our Common Stock.  Our Common Stock will be junior in rank to the Preferred Stock upon the liquidation, dissolution and winding up of our company.  The Preferred Stock will generally have no voting rights except as required by law.

In addition, the Company reimbursed Crede for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $75. In addition, the Company paid Crede an additional non-refundable amount equal to $75 upon occurrence of the Initial Closing and paid Crede $425 upon occurrence of the second closing as an unallocated expense reimbursement.

Crede has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination.

Further, the Company is prohibited from issuing additional shares of our Common Stock or securities convertible into or exercisable for its Common Stock until 150 days after the later to occur of (x) November 3, 2013, and (y) the second closing, provided that if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (I) 150 days after November 3, 2013, if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (II) November 3, 2014, if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, not to exceed 819,869 shares, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued to the manager of our fleet, in lieu of cash compensation, (iv) shares issuable pursuant to an exchange agreement previously entered into between the Company and Crede and (v) shares issued solely in exchange for an acquisition of a nautical vessel, provided that such shares do not exceed the greater of 1.5 million shares or $3 million of shares.

Until one year after the second closing (provided, that, if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, the restricted period shall be (i) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (ii) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination), the Company is prohibited from entering into any transaction to (i) sell any convertible securities at a conversion rate or other price that is generally based on and/or varies with the trading prices of its Common Stock at any time after the initial issuance of such convertible securities or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.”

Between December 30, 2013 and January 8, 2014, (please see below) Crede converted all of the Preferred Stock into shares of Common Stock.

F-23

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest.

On December 16, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

On December 30, 2013, the Company issued to Crede 750,000 shares of common stock upon conversion of 15,000 shares of Series B Preferred Stock.

On December 31, 2013, the Company issued to Crede 1,450,000 shares of common stock upon conversion of 29,000 shares of Series C Preferred Stock.

On January 3, 2014, the Company issued to Crede 1,500,000 shares of common stock upon conversion of 30,000 shares of Series C Preferred Stock.

On January 8, 2014, the Company issued to Crede 1,300,000 shares of common stock upon conversion of the remaining 26,000 shares of Series C Preferred Stock.

In February 2014, the Company issued 121,176 shares of common stock upon conversion of convertible debt amounting to $129 and accrued interest of $5 (Note 8).

On April 9, 2014, the Company filed a Registered Direct Public Offering with the SEC in the form of F-1, which was subsequently amended on May 1, 2014 (F-1/A1), May 19, 2014 (F-1/A2) and May 21, 2014 (F-1A/3), offering 250,000 units at a purchase price of $100 per unit, with each unit consisting of one share of our Series D Convertible Preferred Stock, at par value $0.001 per share, and Series C Warrants to purchase 200% of the shares of common stock underlying the Series D Preferred Stock, at an exercise price of 130% of the Series D Preferred Stock conversion price on the initial issuance date of the Series D Preferred Stock, rounded to the nearest cent. Each share of Series D Preferred Stock to be convertible into a number of shares of common stock equal to $100 divided by the conversion price in effect at the time of conversion. The initial conversion price of each share of Series D Preferred Stock is to be the lesser of (i) $1.09 (the closing bid price of our common stock on May 16, 2014) and (ii) the greater of (1) the closing bid price of our common stock on the date immediately prior to the closing of this offering (which was expected to be May 28, 2014) and (2) $0.981. At the initial conversion price of $1.09 each share of Series D Preferred Stock would be convertible into 92 shares of common stock (rounding up to the nearest whole share) and the warrants included in each unit would be exercisable for 184 shares of common stock at an initial exercise price of $1.42 per share. The Series D Preferred Stock and Series C Warrants are immediately convertible and exercisable, as applicable, subject to certain ownership limitations. The Series C Warrants will expire on the fifth anniversary of the issuance date thereof.

On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with Dawson James Securities, Inc. on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09. As a result, the Company received proceeds of $24,070, net of fees amounting to $930.

On June 3, 2014, we issued an aggregate of 7,212,081 shares of common stock upon conversion of 78,612 shares of Series D Preferred Stock.

On June 18, 2014, we issued 2,800,000 shares of common stock to Crede upon conversion of 30,520 shares of Series D Preferred Stock.

F-24

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On June 20, 2014, we issued an aggregate of 165,881 shares of common stock upon conversion of 1,808 shares of Series D Preferred Stock.

On June 30, 2014, we issued an aggregate of 9,176 shares of common stock upon conversion of 100 shares of Series D Preferred Stock.

Common Stock Dividends

During the six months ended June 30, 2014 and 2013, the Company did not declare or pay any dividends.

15.	Subsequent Events

•	On July 15, 2014, we received a letter from NASDAQ, notifying us that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5550(a)(2). We have 180 calendar days, or until January 12, 2015, to regain compliance with Rule 5550(a)(2) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification has no effect at this time on the listing of the Company's common stock on The NASDAQ Capital Market.

•	On July 16, 2014, we received a letter from NASDAQ indicating that unless we timely requests a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”), our common stock would be subject to delisting from The NASDAQ Capital Market on September 2, 2014 due to our non-compliance with the applicable $2.5 million stockholders’ equity requirement, as set forth in Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”). Accordingly, we plan to timely request a hearing before the Panel, which will stay any suspension or delisting action until at least the issuance of a formal determination by the Panel following the hearing. At the hearing, we will request the continued listing of its securities on The NASDAQ Capital Market pending the completion of our plan to regain and sustain compliance with the Stockholders’ Equity Requirement. The Panel has the discretion to grant us an extension of up to 180 days from the date of the Staff’s determination letter, or through January 12, 2015.

•	On July 31, 2014, the Company filed a registration statement with the SEC in the form of F-1, which related to the resale of up to 7,500,000 shares of its common stock, $0.001 par value by Crede. These shares of common stock are issuable upon exercise or exchange of the Series A Warrants and Series B Warrants. The Series A Warrants are initially exercisable for 5,000,000 shares of our Common Stock at an initial exercise price of $2.60 per share and have a 5-year term. The Series B Warrants are initially exercisable for 2,500,000 shares of our Common Stock at an initial exercise price of $2.60 per share and will expire on November 5, 2014 (Note 14).

F-25